SaVi Media Group, Inc.
                            2530 S. Birch Street, #A
                           Santa Ana, California 92707

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October 12, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

      Attn: Matt Baisley, Esq.

      Re:   SaVi Media Group, Inc.
            Preliminary Information Statement on Schedule 14C
            File No. 000-27727
            Preliminary Information Statement filed September 7, 2005

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a telephone conversation with counsel to SaVi Media Group, Inc. (the "Company") relating to the Preliminary Information Statement on
Schedule 14C (the "Registration Statement"). The answers set forth herein refer to each of the Staffs' comments by number.

      We are filing herewith Amendment No. 1 to the Company's Information Statement.

1. The Staff requested that we expand our disclosure on page 10, General Information Regarding Ratification of Financing Transactions and Amendment to the Articles of Incorporation, in the third paragraph to explain what additional controls and procedures were instituted.

      Response
      --------

      We have revised our disclosure to indicate that the additional controls and procedures that we have instituted include maintaining a separate log for all the issuances of stock and securities convertible into shares of common stock, which will be reviewed prior to any issuance to confirm that there are enough shares of common stock issuable upon issuance or conversion and updating the log book upon each new issuance of common stock or securities convertible into common stock.

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Securities and Exchange Commission
October 12, 2005
Page 2 of 4

2. The Staff requested that we provide draft language of our controls and procedures to be inserted in our quarterly report for the quarter ended September 30, 2005, which language addresses the problems discussed in the information statement concerning issuance of securities that are convertible into more shares of common stock than currently authorized.

      Response
      --------

      After further reviewing our disclosure, we determined that we discovered the material weaknesses in our controls and procedures during the quarter ended June 30, 2005. Therefore, we have amended our Form 10-QSB for the quarter ended June 30, 2005 to reflect such situation in our Controls and Procedures section. The revised disclosure reads as follows:

            a) Evaluation of Disclosure Controls and Procedures: As of June 30, 2005, our management carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of our system of disclosure controls and procedures pursuant to the Securities and Exchange Act, Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are not effective to ensure that information required to be disclosed in the repots we file under the Exchange Act is recorded, processed, summarized and reported on a timely basis. Please see the subsection "Significant Deficiencies In Disclosure Controls And Procedures Or Internal Controls" below.

            b) Except for changes in controls described below, there were no changes in internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially effect, our internal control over financial reporting. As described below, as a result of our evaluation of our disclosure controls and procedures as of June 30, 2005, we determined that our controls and procedures are not effective and subsequent to the period of this report, began to implement changes to our internal controls.

            Significant Deficiencies In Disclosure Controls And Procedures Or Internal Controls

            Since September 29, 2004, we issued options and preferred stock that may potentially require an issuance of shares greater than the number of shares that we currently are authorized to issue. By issuing these securities, we have exhausted our 1,000,000,000 authorized shares of common stock and cannot meet any equity-based obligations entered into since September 2004 without shareholder approval for an increase in the number of authorized shares. Our

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Securities and Exchange Commission
October 12, 2005
Page 3 of 4

            management, which is responsible for these issuances of securities, discovered that it could potentially exceed its authorized shares of common stock in June 2005. This discovery was made in connection with the drafting of a registration statement registering shares underlying convertible debentures and warrants issued pursuant to a financing transaction in May 2005. As defined by the Public Company Accounting Oversight Board Auditing Standard No.2, a material weakness is a significant control deficiency or a combination of significant control deficiencies that result in there being more than a remote likelihood that a material misstatement in the annual or interim financial statements will not be prevented or detected.

            Upon discovery of this situation, we have taken affirmative steps to ensure that this does not occur again. Such steps include (i) ceasing to issue any new common shares, (ii) obtaining written confirmation from holders of outstanding options and preferred stock that they will not present such securities for exercise and/or conversion until the Company increases its authorized shares of common stock to at least 3,000,000,000; (iii) conducting a complete review of all securities of the Company currently outstanding, (iv) proceeding to seek shareholder approval to increase the number of authorized shares so as to satisfy the shares that may potentially be required to be issued should the holders of the Company's options, warrants and other convertible securities elect to exercise and/or convert such securities into common stock, (v) proceeding to seek shareholder ratification of the issuances of securities that may cause the Company to exceed its authorized share limit and (vi) instituting controls and procedures to prevent the issuance of securities in excess of its authorized capitalization.

            The additional controls and procedures that we have instituted include maintaining a separate log for all the issuances of stock and securities convertible into shares of common stock, which will be reviewed prior to any issuance to confirm that there are enough shares of common stock issuable upon issuance or conversion and updating the log book upon each new issuance of common stock or securities convertible into common stock.

            We believe that these actions will correct the material deficiencies and significant weaknesses in our controls and procedures and we expect that these controls will be effective no later than the year ended December 31, 2005.

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Securities and Exchange Commission
October 12, 2005
Page 4 of 4

3. The Staff requested that we provide financial and other information as required by Item 13 of Schedule 14A.

      Response
      --------

      We have revised our disclosure to incorporate by reference our Annual Report on Form 10-KSB for the year ended December 31, 2004 and our quarterly report on Form 10-QSB/A for the quarter ended June 30, 2005. In addition, we have indicated that we will be mailing these reports, as filed with the SEC, excluding exhibits, to shareholders with the Information Statement.

      We trust that the foregoing appropriately addresses the issues raised in your telephone conversation with our counsel. Thank you in advance for your prompt review and assistance.

                                                Very truly yours,


                                                /s/ MARIO PROCOPIO
                                                ------------------
                                                Mario Procopio
                                                Chief Executive Officer